Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

Three Months Ended		Years Ended December 31,
(Millions)	March 31, 2013	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$749.9	$2,545.4	$3,077.8	$2,644.2	$1,901.2	$2,174.2
Add back fixed charges	89.8	318.6	293.6	307.7	302.9	297.9
Income as adjusted ("earnings")	$839.7	$2,864	$3,371.4	$2,951.9	$2,204.1	$2,472.1

Fixed charges:
Interest expense	$77.8	$268.8	$246.9	$254.6	$243.4	$236.4
Portion of rents representative of interest factor	12.0	49.8	46.7	53.1	59.5	61.5
Total fixed charges	$89.8	$318.6	$293.6	$307.7	$302.9	$297.9
Ratio of earnings to fixed charges	9.35	8.99	11.48	9.59	7.28	8.30